September 9, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (303) 468-4266

Ronald R. Snyder
President and Chief Executive Officer
Crocs, Inc.
6273 Monarch Park Place
Niwot, Colorado 80503


Re: 	Crocs, Inc.
	Registration Statement on Form S-1
Filed August 15, 2005
	File No. 333-127526


Dear Mr. Snyder:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information, including information regarding your capital structure, as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

2. We may have further comment once items that are currently blank, such as portions of summary and selected financial data, and the capitalization and dilution tables, are completed.

Prospectus Summary, page 1

3. Please balance your disclosure concerning your revenues by disclosing your net loss for 2004.

4. Please balance information in the discussions of your business and growth strategies to describe risks that are related to these strategies. For example, you say that you will continue to highlight the "unique" characteristics of Crocs footwear as a part of your business strategy, yet you have a risk factor that states that some of your competitors make products that are substantially similar, in design and materials, to your footwear.

Risk Factors, page 7

5. Please ensure that each risk factor describes a specific material risk. Several risk factors, including those entitled "We are subject to various environmental laws . . .", "We are required to comply with government regulation . . . ," "We may face product liability claims," and "We do not anticipate paying cash dividends . . ." provide a statement of facts but do not clearly explain why these factors are a particular risk to you or investors. Risks that could apply to any company or that are themselves speculative are vague and should be revised or removed.

6. To ensure that each risk factor describes the magnitude of each risk, provide quantitative information where possible. For example, your risks entitled "Future sales of our common stock . . ." and "If you purchase shares of common stock in this offering . . ." could be enhanced by stating the number of shares eligible for resale under Rule 144 and the amount of dilution shareholders will experience, respectively.

Risks Related to Crocs, Inc., page 7
We have a limited operating history . . . ., page 7

7. Please expand your discussion to clarify how your recent rapid growth has made your current operations and expected future operations substantially different from your past operating history, as well as how this constitutes a risk to investors.

If we do not accurately forecast consumer demand . . . ., page 18

8. Please specify your lead times for design and production in order to give investors a better sense of the magnitude of this risk.

Use of Proceeds, page 26

9. We note your statement on page 40 that you intend to use a portion of the proceeds of this offering "to increase[e] our manufacturing capacity of approximately $7 million," while no mention of such use is disclosed in this section. If you have specific plans to use a portion of the offering proceeds in this manner, please revise your discussion to include this use, as contemplated by Item 504 of Regulation S-K and Instruction 2 thereunder.

10. We note that you have registered $145 million of common stock. However, this section only contemplates the specific use of $7 million. As required by Item 504 of Regulation S-K, please specify an approximate amount intended to be used for each purpose that you identify in this section, including developing your international operations and increasing your marketing activities. If you have no specific plans for any significant portion of the proceeds of this offering, please disclose this. Finally, while you may reserve the right to change the use of proceeds, this reservation must be due to contingencies that you specifically discuss. You must also discuss alternatives to such uses if the contingencies take place. See Instruction 7 to Item 504.

Management`s Discussion and Analysis . . . ., page 32
Seasonality, page 36

11. We note your statement that although you cannot assess the effect of seasonality on your operations, seasonal variation in results occurs within your industry and that you expect your business to be similarly affected. Please expand your discussion to disclose how seasonality affects your industry and, given this disclosure, whether investors can expect your results to be similarly affected.

Contractual Obligations and Commercial Commitments, page 42


12. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
Business, page 47

13. Please provide additional disclosure regarding the extent of your international operations. For instance, we note disclosure on page
47 and elsewhere that your products are offered internationally in more than 20 countries, while on page 37 you state that your revenues from international sales through March 31, 2005 were immaterial.

Product overview, page 49

14. Disclosure in your MD&A cites the "year-round appeal" of your products as the reason for few returns. However, the products that you discuss in the Business section appear to be more suitable for warm weather. For example, most of the shoes have ports on the sides, and two are open-toe. None appears to be insulated against cold temperatures. Please explain how you will market your products during cold weather seasons and what seasonal impact on your operations, if any, you expect to experience.

Sales and Distribution, page 52
Distribution and Logistics, page 54

15. Please elaborate on the services that Expeditors International of
Washington, Inc., provides to you. Disclosure in the risk factor entitled "We rely on a single third party for a significant portion of our warehouse, distribution and fulfillment operations . . ." on page 14 suggests that you engaged Expeditors to operate all of these processes. However, your discussion on page 54 sounds as if Expeditors just makes warehouse space available to you. Please clarify the nature of any services that Expeditors provides, and whether you have any formal agreement with them, including for a short or unspecified term.

Raw Materials, page 54

16. Please elaborate on and clarify the availability of alternate sources of elastomer resins. We note that your risk factor entitled
"We depend on a limited number of suppliers . . ." on page 13 says that if your supplier of elastomer resins were to cease production of these materials, there is a risk that you would be unable to obtain suitable substitute materials in a timely manner. However, your risk entitled "We face significant competition . . ." on page 15 says that most of the raw materials you require are readily available for purchase.

Manufacturing and Sourcing, page 54

17. Please clarify whether you have any contract with your 51% supplier in China. We note your statement in the risk factors that you have "arrangements" with suppliers in China, Italy, and
Florida.
Further, if you do not have any contract with the Chinese supplier to
continue manufacturing your products, please clarify this in your risk factor entitled "Because we depend on third party manufacturers
.. . ." on page 12.

18. Since, according to several of your risk factors, you appear to be substantially dependent on a limited number of manufacturers, please discuss the availability of other manufacturing resources that you could rely upon if any of your existing manufacturers had insufficient capacity to increase production to meet demand for your products, terminated their contracts with you, or your product supply was otherwise interrupted.

Marketing, page 55

19. Please clarify whether the advertising firm you recently engaged is Source Solutions, discussed on page 68. If Source Solutions continues to provide sales and marketing services to you, please disclose this here, as well as in the Certain Relationships" section on page 68.

Intellectual Property and Trademarks, page 56

20. We note disclosure that you consider the formulation of the closed-cell resin used to produce your products to be a trade secret and that you believe this formulation is not generally available elsewhere. We also note your statement that you "employ various means to protect this trade secret." Please expand your discussion to state the basis for your belief that this information is not available elsewhere and why you feel that such information is "proprietary." In addition, please disclose the means by which you protect this trade secret, including whether you have sought or will seek patent protection. We may have additional comment upon review of your response.

21. We note disclosure on page 35 that your products were
initially
designed and manufactured by Foam Creations, which you
subsequently
acquired in 2004, and that in the acquisition, you acquired the
"rights to the proprietary closed-cell resin . . . ."  Revise your disclosure in this section to specify the rights regarding the "proprietary closed-cell resin" that you acquired in 2004. Please state whether you are the sole holder of these rights.

Legal Proceedings, page 57

22. Revise your disclosure to state the name of the court in which you filed suit against Holey Soles Holdings Ltd. in January 2005. In addition, please expand your discussion to disclose the factual basis for your trademark and copyright infringement claims. If these claims relate to your closed-cell resin, so state.
Principal and Selling Stockholders, page 73

23. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling shareholders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

24. For the selling shareholders who are affiliates of broker-dealers, disclose the following:
* that the selling shareholders purchased in the ordinary course of business; and
* that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
If these selling shareholders are unable to make these representations, please state that they are underwriters.

25. Disclose when each of the selling security holders acquired the shares of common stock and the nature of the transaction.

Underwriting, page 83

26. Please expand your disclosure regarding short positions to discuss all of the items noted in Section VIII.A.3. of the staff`s Current Issues Outline dated November 2000. The Current Issues
Outline is available on our website at www.sec.gov.

27. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

28. Tell us whether you or the underwriters have any arrangements with a third-party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Please also provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.


29. Supplementally confirm regarding your directed share program that:
* Except for the underwriting commission, the offers and sales are on the same terms as those offered to the general public;
* No offers were made prior to the filing of the registration statement;
* Offers were made only with the prospectus; and
* No funds have been or will be committed or paid prior to effectiveness of the registration statement.
Please provide us with copies of the materials that you sent to the directed share program participants.

30. Please disclose the specified circumstances under which the underwriters will determine whether to extend the lock-up period for up to 35 additional days. Similarly, please disclose whether securities may be released from the lock-up agreement through the consent of the underwriters and, if so, the criteria that they will use in determining whether to consent to releasing the securities subject to the lock-up agreement. Specifically, disclose whether they will consider their own positions in the securities as a factor.

Financial Statements of Crocs, Inc.
General

31. Page 4 indicates that a stock split will occur immediately prior to this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness.
The
signed, dated, and unrestricted auditor`s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

32. Please update the financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation
S-X.

Report of Independent Registered Public Accounting Firm, page F-2

33. Please make arrangements with Deloitte & Touche LLP to have them provide a signed report. We will not be able to perform a review of any amendments until a signed report is provided. Refer to Rule
2-
02(a) of Regulation S-X.



Statements of Operations, page F-4

34. Please provide pro forma tax and EPS financial information on the face of the statement of operations for at least the year ended December 31, 2004 and prior year interim comparable period. The pro forma financial information should assume that you were taxed as a regular corporation for the entire period. Refer to SAB Topic 1:B:1.

Statements of Stockholders` Deficit, page F-5

35. Please revise your financial statements to reclassify to additional paid-in capital your retained earnings as of the date you converted from a limited liability company to a C corporation.
Refer
to SAB Topic 4:B.

36. Please present a separate column which shows the changes in the number of shares of common stock.

Note 2.  Summary of Significant Accounting Policies, page F-7

37. For each period presented, please disclose the amount of research and development costs recorded in accordance with paragraph 13 of SFAS 2.

38. Please provide the disclosures required by paragraph 49 of SOP 93-7, including the total amount charged to advertising expense for each period presented.

39. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of operations line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. Refer to EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Variable Interest Entities, page F-7

40. Please provide the disclosures required by paragraphs 23 through
26 of FIN 46(R), including those required for variable interest entities for which you are the primary beneficiary.

Income (Loss) per Share, page F-8

41. Please tell us how the redeemable common shares are reflected in your calculation of basic and diluted EPS. Tell us how your treatment of these shares complies with SFAS 128 and paragraph 25 of
SFAS 150.
42. Please tell us more about the rights of each class of common stock and the redeemable convertible preferred shares and how you determined the two-class method of computing EPS was not required. Refer to EITF 03-6.

43. For each period presented, please disclose separately for each type of security the number of shares that were not included in diluted EPS because they were antidilutive.

Foreign Currency Translation and Foreign Currency Transactions, page
F-9

44. Please disclose the total transaction gain or loss recorded for each period presented as required by paragraph 30 of SFAS 52. Please also disclose how you determine which line items should include these amounts. Given you discussion of other expense on page 39, it appears that certain transaction gains or losses are reported in other expense whereas you say here these amounts are reported in selling, general, and administrative expense.

45. The disclosures on page F-41 state that you have entered into various foreign exchange contracts. Please disclose how you account for these contracts, with reference to the applicable accounting literature.

Unaudited Pro Forma Information, page F-12

46. Please also provide similar pro forma information here and on the face of your statements of operations for the year ended December 31,
2004. Please also present pro forma net income (loss) on the face of your statements of operations. Similarly revise your summary and selected financial data sections as well.

Note 12.  Commitments and Contingencies, page F-21

47. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.


Note 13.  Related Parties, page F-22

48. Given the pricing under the exclusive distribution agreement is set at a discount off the current wholesale pricing, please tell us how this agreement with your former chief executive officer is reflected in your financial statements. Please tell us what considerations were given regarding the accounting of this agreement, including any applicable accounting literature considered. Please tell us how you determined your current accounting treatment is appropriate.

Note 14.  Equity, page F-23

49. Provide us an analysis of all equity issuances, repurchases, grants by significant shareholders to others, and conversions from one equity security to another since July 1, 2004. For each transaction:
* Identify the parties, including any related parties;
* The nature of the consideration; and
* The fair value and your basis for determining the fair value.
o Indicate whether the fair value was contemporaneous or retrospective.
o To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.
* For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.
We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

50. Please provide more detailed disclosures regarding each equity transaction during each period presented including, but not limited to, the following:
* The reason for the issuance;
* The consideration received by you, if any;
* The fair value of the securities issued;
* Number of options or shares granted;
* Exercise price;
* Fair value of common stock;
* Intrinsic value per option, if any;
* The existence of any conversion or redemption features;
* Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and
* If the valuation specialist was a related party, indicate as such.
In MD&A, disclose the aggregate intrinsic value of all outstanding options at June 30, 2005 based on the estimated IPO price.
51. Please disclose the terms of the conversions of Class A and B membership units into common stock on January 4, 2005 and whether these were the terms pursuant to the original agreements entered into upon issuance of these equity instruments. If not, tell us how you determined the appropriate conversion terms.

Note 15.  Redeemable Convertible Preferred Shares and Note 16.
Redeemable Common Shares, page F-25

52. Please disclose the terms of the conversions of Class C membership units into Series A Stock and whether these were the terms pursuant to the original agreements entered into upon issuance of these equity instruments. If not, tell us how you determined the appropriate conversion terms.

53. Please tell us about how you will account for the conversion of the Series A Stock and redeemable common shares into common shares, including how you determined the appropriate treatment for the deficit of $391,000 associated with the Class B Units. Please also tell us the terms of the conversions and whether these were the terms pursuant to the original agreements entered into upon issuance of these equity instruments. If not, tell us how you determined the appropriate conversion terms.

Financial Statements of Finproject N.A., Inc.
Report of Independent Registered Public Accounting Firm, page F-29

54. Please make arrangements with Samson Belair Deloitte & Touche s.e.n.c.r.l. to have them provide a signature on their report. We will not be able to perform a review of any amendments until a signed report is provided. Refer to Rule 2-02(a) of Regulation S-X.

Unaudited Pro Forma Condensed Statement of Operations, page F-47

55. For adjustment (b) and (c), please show precisely how you computed these adjustments.

Part II
Recent Sales of Unregistered Securities, page II-1

56. We note your statements that sale of unregistered securities in
February 2004 and subsequent equity grants were "deemed" to be exempt from registration under various sections of the Securities Act or rules promulgated thereunder. Please delete this reference or revise your disclosure to otherwise indicate that your management, determined the availability of these exemptions to remove the implication that the Commission made this determination.

Exhibits

57. We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

58. We note that 51% of your products are made by a manufacturer in
China, that you have long term agreements with manufacturers in Italy and Florida, that you obtain all of your elastomer resins from one supplier, that a single party provides a majority, if not all, of the compounded closed-cell resin you use, and that you have recently engaged Expeditors International of Washington, Inc., to operate your warehouse, distribution, and fulfillment processes for a significant portion of your domestic sales. Please tell us what consideration you have given to filing agreements with any of these parties as exhibits to your registration statement. If you do not believe these contracts are material to your business, please explain why supplementally.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Nudrat Salik, Staff Accountant, at (202)
551-
3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3760 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director



cc:	James H. Carroll, Esq. (via facsimile 303/447-7800)
      Faegre & Benson LLP
      1900 Fifteenth Street
      Boulder, Colorado 80302
??

??

??

??

Ronald R. Snyder
Crocs, Inc.
September 9, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE